LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2011	rpomerenk@luselaw.com

November 19, 2004

VIA FACSIMILE

(202) 942-9530

William Friar, Esq.

Gregory Dundas, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Georgetown Bancorp, Inc. (File No. 333-119007)
Final Prospectus

Dear Messrs. Friar and Dundas:

Pursuant to Rule 424(b)(3) of Regulation C under the Securities Act of 1933, as amended, enclosed please find for filing the final prospectus of Georgetown Bancorp, Inc.

If you have any questions, please do not hesitate to contact the undersigned at (202) 274-2011 if you have any questions.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:	Mr. John Nolan, Branch Chief

Ms. Lisa Haynes, Staff Accountant

Mr. Robert E. Balletto, President and Chief Executive Officer